                                                               EXHIBIT(a)(5)(iv)


                              [LIBBEY LETTERHEAD]

[LIBBEY LOGO]





================================================================================
N     E     W     S          R     E     L     E     A     S     E


AT THE COMPANY:                                 AT FRB | WEBER SHANDWICK:
---------------                                 -------------------------
KENNETH WILKES    KENNETH BOERGER               SUZY LYNDE
VP/CFO            VP/TREASURER                  ANALYST INQUIRIES
(419) 325-2490    (419) 325-2279                (312) 640-6772


FOR IMMEDIATE RELEASE
FRIDAY, MARCH 21, 2003


                   LIBBEY INC. ANNOUNCES FINAL RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER



TOLEDO, OHIO, MARCH 21, 2003--LIBBEY INC. (NYSE: LBY) announced today the final results of its modified "Dutch Auction" tender offer, which expired at 12:00 Midnight, New York City time, on March 17, 2003.

Consistent with the preliminary results announced on March 18, 2003, Libbey will purchase 1,500,000 shares of its common stock at a purchase price of $25.50 per share, or a total cost of $38,250,000. Based on the final count by The Bank of New York, the Depositary for the tender offer, 1,652,178 shares of common stock were properly tendered and not withdrawn at prices at or below $25.50 per share (including shares tendered by holders that indicated in their Letter of Transmittal that such holders were willing to accept the price determined in the tender offer).

The final results represent a proration factor equal to approximately 91%. In accordance with the terms of the tender offer, proration for each stockholder that properly tendered (and did not withdraw) shares will be the product of the number of shares tendered by such stockholder multiplied by the proration factor, subject to the "odd lot" priority and conditional tenders. Shares not accepted for purchase due to proration will be returned promptly to stockholders without charge.

Any questions with regard to the tender offer may be directed to D. F. King & Co., Inc., the Information Agent, at (800) 431-9642. The Dealer Manager for the tender offer was Bear, Stearns & Co. Inc.


                                     -MORE-

Libbey, Inc.
Add 1


The above information includes "forward-looking" statements. Such statements only reflect Libbey's best assessment at this time, and are indicated by words or phrases such as "goal," "expects," " believes," "will," "estimates," "anticipates," or similar phrases.

Investors are cautioned that forward-looking statements involve risks and uncertainty, that actual results may differ materially from such statements, and that investors should not place undue reliance on such statements.

Important factors potentially affecting the tender offer and our performance include: major slowdowns in the retail, travel or entertainment industries including the impact of armed hostilities or any other international or national calamity, including any act of terrorism, on the retail, travel, restaurant and bar or entertainment industries; significant increases in per-unit costs for natural gas, electricity, corrugated packaging, and other purchased materials; higher interest rates that increase our borrowing costs; increases in expenses associated with higher medical costs, reduced pension income associated with lower returns on pension investments and increased pension obligations; devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost-competitiveness of our products compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the earnings and cash flow of our joint venture in Mexico, Vitrocrisa, expressed under U.S. generally accepted accounting principles; our and Vitrocrisa's inability to achieve savings and profit improvements at targeted levels from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods; protracted work stoppages related to collective bargaining agreements; increased competition from foreign suppliers endeavoring to sell glass tableware in the United States and Mexico, including the impact of lower duties for imported products; or whether we complete any significant acquisition and whether such acquisitions can operate profitably.

Libbey Inc.:
- is a leading producer of glass tableware in North America;
- is a leading producer of tabletop products for the foodservice industry;
- exports to more than 75 countries; and,
- provides technical assistance to glass tableware manufacturers around the world.

Based in Toledo, Ohio, the company operates glass tableware manufacturing plants in the United States in California, Louisiana, and Ohio and in The Netherlands. Its Royal Leerdam subsidiary, located in Leerdam, The Netherlands, is among the world leaders in producing and selling glass stemware to retail, foodservice and industrial clients. In addition, Libbey is a joint venture partner in the largest glass tableware company in Mexico. Its Syracuse China subsidiary designs, manufactures and distributes an extensive line of high-quality ceramic dinnerware, principally for foodservice establishments in the United States. Its World Tableware subsidiary imports and sells a full-line of metal flatware and holloware and an assortment of ceramic dinnerware and other tabletop items principally for foodservice establishments in the United States. Its Traex subsidiary, located in Wisconsin, designs, manufactures and distributes an extensive line of plastic


                                     -MORE-

Libbey, Inc.
Add 2


items for the foodservice industry, including: ware washing racks, trays, dispensers, bar supply, tabletop, food preparation items and brushes. In 2002, Libbey Inc.'s net sales totaled $433.8 million.